Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-112837

PROSPECTUS SUPPLEMENT DATED JANUARY 13, 2005
TO
PROSPECTUS DATED APRIL 8, 2004

ENER1, INC.

        This prospectus supplement should be read in conjunction with our prospectus dated April 8, 2004, and in particular “Risk Factors” beginning on page 3 of the prospectus.

        This prospectus supplement includes the attached Current Report on Form 8-K of Ener1, Inc., filed with the Securities and Exchange Commission on January 13, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 7, 2005

ENER1, INC.
(Exact name of registrant as specified in its charter)

Florida	000-21138	59-2479377
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 West Cypress Creek Road, Suite 100, Fort Lauderdale, Florida 33309
(Address of Principal Executive Office) (Zip Code)

(954) 556-4020
(Registrant’s telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

        As of January 7, 2005 Ener1, Inc. has entered into non-binding letters of intent to acquire 100% of the outstanding membership interests of Giner Electrochemical Systems, LLC (“GES”), a privately held company located in Newton, Massachusetts, that specializes in the development and testing of fuel cell technologies and products. GES is currently owned by Giner, Inc. and General Motors Corp. (“GM”). Ener1 has also entered into negotiations to acquire an interest in Giner, Inc. Aggregate consolidated revenue for GES and Giner combined averaged approximately $7 million per year during calendar years 2002-2003. The aggregate consideration for all of the interests to be acquired by Ener1 in the transactions would be $10,500,000 in cash and $2,000,000 in Ener1 common stock, subject to adjustments based upon the balance sheet accounts of GES and Giner at the time of closing.

        Under the proposed terms of the acquisition, GES would maintain its existing GM multi-year contracts and its research and development relationship with GM going forward.

        In addition, both GM and Giner, Inc. have agreed not to engage in discussions with other parties to sell their interests in GES for a period of 120 days from the date of the execution of the non-binding letters of intent.

        Completion of the acquisition is subject to various conditions, including due diligence, necessary corporate and other applicable approvals, and negotiation and execution of definitive transaction agreements. It is anticipated that the acquisition would be completed on or before the end of the above 120 day period.

        On January 11, 2005 ENER1 issued a press release describing the letters of intent and the proposed acquisition. A copy of the press release is included as an exhibit to this Form 8-K.

Item 9.01 Financial Statements and Exhibits

Exhibit	Description

99	Press Release dated January 11, 2005

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENER1, INC.
Date: January 13, 2005	/s/ Kevin P. Fitzgerald
Kevin P. Fitzgerald
Chief Executive Officer

        ENER1 TO ACQUIRE GINER ELECTROCHEMICAL’S FUEL CELL BUSINESS
Signs Letters of Intent with Giner, Inc. and General Motors Corp. for Purchase of Their Interests

Ft. Lauderdale, FL – January 11, 2005 – Ener1, Inc., (OTCBB: ENEI) today announced it has signed letters of intent to acquire Giner Electrochemical Systems, LLC (GES) a privately held company located in Newton, Massachusetts, that specializes in the development of fuel cell technologies and products. GES is currently owned by Giner, Inc. and General Motors Corp. (GM). GES will maintain its existing GM multi-year contracts (totaling several million dollars) and its broad research and development relationship with GM going forward.

GES has contributed to the development of many new patented technologies and products for fuel cell power generation, including proton exchange membrane (PEM) high-pressure electrolyzers for gas production, regenerative fuel cells, and direct methanol fuel cell (DMFC) stacks and systems. In addition to its research and development activities, GES builds and sells prototypes and custom fuel cell products. The company operates from a 25,000 square foot, state-of-the-art facility in Newton, Massachusetts, with over 40 employees. It has the internal capabilities to design, build, test and integrate all basic components of fuel cell and electrolyzer devices. The GES senior management team, including Dr. Jose Giner, Chairman and Founder, and Dr. Anthony LaConti, CEO and Vice Chairman, will remain in place through consulting and employment agreements extending over the next several years.

Kevin Fitzgerald, Ener1‘s Chairman and CEO, said “our acquisition of GES fits our strategy of partnering with successful companies that will accelerate the achievement of our business objectives. GES is a recognized leader in the fuel cell industry. The Giner/GES operation has had an established revenue base and positive net income. In addition, GES has numerous ongoing contracts, a contract backlog, and a strong and growing customer base. GES is a strong complement to our fuel cell subsidiary, EnerFuel, and an excellent fit for us.”

“We are confident that Ener1 will be able to help us capitalize on the research and development work we have done, and will continue to do, in fuel cells, electrolyzers and related electrochemical technologies,” added Dr. LaConti. “We believe that our ongoing research and development efforts will benefit from this transaction with Ener1. We bring our revenue and contract backlog to the relationship and believe the combined business, as well as the technology synergy between the two companies, will have increased capability to offer competitive fuel cell-related products and services.”

Pankaj Dhingra, President of Ener1‘s Energy Group, added “GES has capabilities and technologies in PEM fuel cells that will help us exploit many potential market applications, e.g., local and backup power, portable power, personal mobility and scooters.”

The total market for stationary fuel cell sources has been estimated to reach $10 billion+ worldwide within 10 years. PEM fuel cells and their direct methanol variants (DMFCs) which do not require a separate hydrogen source, are expected to be competitive in this market.

“We are very gratified to have the opportunity to join forces with Drs. Giner and LaConti and the other preeminent industry experts on their team to expand our capabilities in this emerging market sector,” added Fitzgerald. “We believe that GES’ substantial capabilities in innovative research and development and commercialization will mesh well with our existing resources.”

James Dunn, Director of NASA’s Northeast Regional Technology Transfer Center, and well-known consultant to the fuel cell industry, commented “This acquisition is very significant for both Ener1 and the rapidly emerging fuel cell industry. GES is a unique research and development company with many key patents in electrolyzer and fuel cell technologies, as well as experience in manufacturing fuel cell prototypes and subassemblies.” Dunn added, “With Ener1‘s aggressive market development agenda, many of the GES electrochemical technologies should be commercialized, accelerating the growth of the exciting fuel cell field.”

Completion of the transaction will be subject to various conditions, including due diligence, necessary corporate and other applicable approvals, and negotiation and execution of definitive transaction agreements.

About Ener1, Inc.
Ener1, Inc. (OTC Bulletin Board: ENEI) develops and markets new technologies and products for clean, efficient energy sources. Ener1 markets lithium batteries and battery packs through EnerDel, its majority-owned venture with Delphi Corp. Ener1 also develops and markets nanotechnology-based materials and manufacturing processes and components through its NanoEner, Inc. subsidiary. Ener1 develops selected fuel cell components and provides fuel cell related testing services through its EnerFuel, Inc. subsidiary. Ener1‘s products have applications for markets that include power tools and industrial equipment, medical devices, hybrid vehicle propulsion and military communications. For more information on Ener1‘s products, please visit its Web site at http://www.ener1.com or call (954) 556-4020.

Safe Harbor Statement
This release contains forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995 conveying management’s expectations as to the future based on plans, estimates and projections at the time the statements are made. The forward-looking statements contained in this press release involve risks and uncertainties, including, but not necessarily limited to, the ability of Ener1 to successfully develop and market proposed lithium battery, fuel cell and nanotechnology-based products and services, the degree of competition in the markets for lithium battery, fuel cell and nanotechnology-based products and services, Ener1‘s history of operating losses, the lack of operating history for the development stage Ener1 businesses, the need for additional capital, the dependency upon key personnel, the possibility that the GES transaction will not be completed or that the results of the acquisition will be unfavorable or that GES will not perform as anticipated, and other risks detailed in Ener1‘s annual report on Form 10-KSB for the year ended December 31, 2003, as well as in its other filings from time to time with the Securities and Exchange Commission. These risks and uncertainties could cause actual results or performance to differ materially from any future results or performance expressed or implied in the forward-looking statements included in this release. Ener1 undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.